SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER: 214/859-1800

FAX NUMBER: 214/859-9309

April 18, 2007

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Form 10-K for the fiscal year ended June 30, 2006

File No. 0-19483

Dear Mr. Cash:

This letter sets forth our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated April 13, 2007 with respect to the above-referenced filing.

For the convenience of the staff, we have set forth below the text of each of the staff’s comments included in the comment letter followed by our response.

Form 10-K for the Fiscal Year ended June 30, 2006

Retail Brokerage – Insurance, page 3

1.	We read that you hold insurance agency licenses in 46 states for the purpose of facilitating the sale of insurance and annuities for your registered representatives to the retail customers. Please tell us more about the types of insurance you are selling. Also tell us which party retains the risks and obligations for the insurance and the annuities. If you retain the risk related to these products, please tell us how you determined that you did not need to address these risks in your Market Risk disclosures or in your commitments and contingencies footnote, and supplementally provide us with all disclosures required by SFAS 5 and SOP 94-6.

Mr. John Cash

Accounting Branch Chief

April 18, 2007

Response:

Our registered representatives sell the following types of insurance products; annuities, life insurance products, long-term care products and disability income. All insurance risks and obligations on these products are retained by third party non-affiliated insurance companies. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. together with its subsidiary, Southwest Insurance Agency of Alabama, Inc. do not retain any risk of insurance on any insurance policies. Consequently, there are no disclosures required under SFAS 5 and SOP 94-6 for this business.

In future filings, we will revise our description of our insurance products as follows:

Insurance. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc., together with its subsidiary, Southwest Insurance Agency of Alabama, Inc. hold insurance agency licenses in 46 states for the purpose of facilitating the sale of insurance and annuities for our registered representatives to the retail customer. We retain no risk of insurance related to the insurance and annuity products we sell.

Management’s Discussion and Analysis, page 20

Results of Operations, page 23

2.

We note that your Form 10-K analyzes your results of operations solely at the consolidated level. We note that your December 29, 2006 Form 10-Q provides a brief segmental analysis on pages 35 and 36, but continues to focus most of the analysis at the consolidated level. Please tell us how you determined that these disclosures meet the requirements of Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. In this regard, it is unclear to us that your investors can analyze the results of your reportable segments from your current disclosures. For example, you currently analyze the consolidated revenue line item “net revenues from clearing operations;” however, this number differs materially from the net revenues for your clearing segment seen in your segment footnote. You currently analyze net interest income for your total brokerage business, but net interest income increased by different percentages for your retail and institutional brokerage segments, so it is unclear how useful the analysis of your total brokerage business is. Also, there should be a

Mr. John Cash

Accounting Branch Chief

April 18, 2007

robust discussion of the operating expenses allocated to each reportable segment, including your “Other” segment, and the reasons for changes in those expenses by segment to allow your investors to understand the changes seen in income before income taxes and discontinued operations in your segment footnote. Please advise, or confirm that you will revise future filings to provide a more robust segmental analysis.

Response:

We believe that our disclosures materially conformed to the requirements of Item 303 of Regulation S-K; however, we will revise future filings to provide a more robust segmental analysis.

Segment Reporting, page F-31

3.	We read that segment assets are not disclosed because they are not used for evaluating segment performance or in deciding how to allocate resources to the segments. It is unclear to us that your reasoning is consistent with the requirements of SFAS 131, including paragraph 27. Please advise, or confirm that you will revise future filings to disclose total assets for each reportable segment.

Mr. John Cash

Accounting Branch Chief

April 18, 2007

Response:

In determining that segments assets were not required to be disclosed under the requirements of SFAS 131, we relied on paragraph 29 of that statement. Paragraph 29 says; “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis (emphasis added).”

Our chief operating decision maker does not use segment assets in evaluating segment performance or in deciding how to allocate resources to the segment. Consequently, we did not disclose segment assets.

We maintain limited allocations of assets to our business segments; however, we will include our segment asset information in future filings.

Exhibit 31

4.	In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including replacing “annual report” and “quarterly report” with “report.”

Response:

We will ensure that the wording of our Section 302 certification is exactly as set forth in Item 601(31) of Regulation S-K.

Mr. John Cash

Accounting Branch Chief

April 18, 2007

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-6610 or Stacy Hodges at (214) 859-9362 at your convenience.

Very truly yours,

/s/ Kenneth R. Hanks
Kenneth R. Hanks
Executive Vice President and
Chief Financial Officer